Exhibit 3.64

OPERATING AGREEMENT

OF

QUALITY TECHNOLOGY SERVICES SACRAMENTO II, LLC

THIS OPERATING AGREEMENT (this “Agreement”) of Quality Technology Services Sacramento II, LLC, a Delaware limited liability company (the “Company”), is made as of December 11, 2012 by the sole Member of the Company.

Premises

The Company was organized on December 11, 2012, pursuant to and in accordance with the Delaware Limited Liability Company Act (the “Act”).

Agreements

1.            Name. The name of the Company is Quality Technology Services Sacramento II, LLC.

2.            Purpose and Powers. Notwithstanding anything to the contrary in this Agreement or in any other document governing the formation, management or operation of the Company, the sole purpose to be conducted or promoted by the Company is to engage in the following activities:

(a)          to acquire, own, hold, lease, operate, manage, maintain, develop and improve, the real property described in Exhibit B hereto (the “Property”);

(b)          to sell, transfer, service, convey, dispose of, pledge, assign, borrow money against, finance, refinance or otherwise deal with the Property; and

(c)          to engage in any lawful act or activity and to exercise any powers permitted to limited liability companies organized under the laws of the State of Delaware that are related or incidental to and necessary, convenient or advisable for the accomplishment of the above-mentioned purposes.

3.            Registered Agent and Office. The address of the Company's registered office and the name of the registered agent in the State of Delaware shall be as set forth in its Certificate of Formation, as may be amended form time to time.

4.            Tax Characterization. It is the intention of the Member that the Company shall be disregarded for federal and state income tax purposes and that the activities of the Company shall be deemed to be activities of the Member for such purposes. All provisions of this Agreement are to be construed so as to preserve this intended tax status.

5.            Admission of Member. Quality Technology Services Holding, LLC is admitted as the sole Member of the Company.

6.            Capital Contributions. The Member has paid such consideration to the Company as is reflected on the books and records of the Company in exchange for its ownership interests. The Member may contribute such other cash or property to the Company as the Member shall decide, at any time and from time to time.

7.            Management. The management of the Company shall be vested solely in the sole Member, who shall have all powers to control and manage the business and affairs of the Company and may exercise all powers of the Company. The sole Member may, from time to time, delegate its powers or duties to any officers or agents of the Company. All such officers and/or agents shall serve at the pleasure of the sole Member and may be removed by the sole Member at any time. The individuals set forth on Exhibit A hereto are hereby appointed to serve as the initial officers of the Company and shall hold the positions set forth opposite each such individual's name on Exhibit A.

8.            Distributions. The Member may cause the Company to distribute to the Member at any time and from time to time any cash or other property held by the Company which is neither reasonably necessary for the operation of the Company nor in violation of the Act.

9.            Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the earliest to occur of (a) the decision of the Member, or (b) an event of dissolution under the Act.

10.         Distributions Upon Dissolution. Upon the occurrence of an event set forth in Section 9, and after paying or making reasonable provision for the payment of all of the liabilities and obligations of the Company to the extent required by the Act, the Company shall distribute remaining cash and property of the Company to the Member.

11.         Limited Liability. The Member shall not have any liability for the liabilities or obligations of the Company, solely by reason of being a Member of the Company, except to the extent required by the Act.

12.         Amendment. This Agreement may be amended only in a writing signed by the Member.

13.         Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

14.         Severability. Every term and provision of this Agreement is intended to be severable, and if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

[Signature Page Follows]

2

IN WITNESS WHEREOF, the undersigned has caused this Operating Agreement to be executed as of the date first above written.

SOLE MEMBER:

Quality Technology Services Holding, LLC

By: QualityTech, LP, its sole Member

By: QualityTech GP, LLC, its General Parter

By:	/s/ Chad L. Williams
Name:	Chad L. Williams
Title:	Chief Executive Officer

[Quality Technology Services Sacramento II, LLC Operating Agreement]

Exhibit A

Officers

Chad L. Williams	Chairman and Chief Executive Officer
William H. Schafer	Chief Financial Officer
Jay F. Ketterling	Vice President and Treasurer
Shirley E. Goza	Vice President, General Counsel and Secretary

Exhibit B

The Property

5

Exhibit A

Land:

PARCEL ONE:

Being all of parcels 9 and 10, and a portion of parcels 8 and 11 as said parcels are shown on that parcel map entitled "Resubdivision of parcels 1 through 5 and 7 through 10, Northgate Business Park- 67 p.m. 32", recorded in book 72 of parcel maps, page 13, official records of Sacramento County, California, being more particularly described as follows:

Commencing at the intersection of the centerline of North Market Boulevard (80-foot right of way) with the centerline of national drive (80-foot right of way); thence along the centerline of National Drive south 00°40'45" east 348.90 feet; thence north 89°09'15" east 40,00 feet to the point of beginning, located on the easterly right of way line of said National Drive; thence from said point of beginning along the easterly right of way line of National Drive north 00°50'45" west 295.54 feet to a point at the beginning of the right of way return common to National Drive and North Market Boulevard, thence along the arc of A 25.00 foot radius curve to the right through a central angle of 78°46'21" for a 34.37 feet (chord: north 38°32'25" east 31.73 feet); thence along the southerly right of way line of North Market Boulevard, north 77°55'36" east 450.65 feet; thence continuing along said right of way line along the arc of a 1960.00 foot radius curve to the right through a central angle of 08°44'28" for 299.01 feet (chord: north 82°17'50" east 298.73 feet); thence, departing from said right of way line, south 454. 62 feet; thence west 752.11 feet to the point of beginning and also known as 1-a in that certain lot line adjustment recorded November 18, 1998, instrument no. 199811180116, official records.

PARCEL TWO:

Reciprocal easement(s) for access, ingress, egress and utilities and rights incidental thereto as contained in that certain document entitled "Declaration and Grant of Reciprocal Easements", executed by Park Natomas, LLC, a Delaware limited liability company, dated December 14, 2000 and recorded January 3, 2001 in book 20010103, page 1105, official records, and as corrected by document recorded February 8, 2001 in book 20010208, page 884.

Apn: 225-0944-068-0000 and 225-0944-073-0000 and 225-0944-076-000